Exhibit 99.2





Safe Harbor Statement

Statements in this document that are not historical are forward-looking and are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Forward-looking statements are based on currently available information and include, among others, statements regarding the Company's outlook with respect to future financial results. These risks and uncertainties include those associated with the timing of the Company's release of earnings as well as the timing and results of the audits of the Company's financial statements, and those associated with the operation of our business, including the risk that customer demand will decrease either temporarily or permanently, whether due to the Company's actions or the demand for the Company's products, and that the Company may not be able to respond through cost reductions in a timely and effective manner; price cutting, new product introductions and other actions by our competitors; fluctuations in the costs of raw materials that the Company is not able to pass through to customers because of existing contracts or market factors; the challenges attendant to plant closings and restructurings, including the difficulty of predicting plant closing and relocation costs, the difficulty of commencing or increasing production at existing facilities, and the reactions of customers, governmental units, employees and other groups; the challenges attendant to plant construction; and the ability to realize cost savings from restructuring activities. Other risks and uncertainties are set forth in Molex's documents filed with the Securities and Exchange Commission, including its Form 10-K for the year ended June 30, 2005. Molex disclaims any obligation to revise these forward-looking statements or to provide any updates regarding information contained in this document resulting from new information, future events or otherwise.





Non-GAAP Financial Measures

In Molex Incorporated's ("Molex" or the "Company") conference call on January 19, 2006 regarding the Company's financial results for the fiscal quarter ended December 31, 2005 and the following slides, Molex may refer to non-GAAP financial measures to describe earnings for such periods excluding the items referenced in the relevant slides used during this conference call. This is in addition to disclosing the most directly comparable measure for such periods determined in accordance with generally accepted accounting principles, or GAAP. Molex believes that these non-GAAP financial measures provide useful information to investors because they provide information about the estimated financial performance of Molex's ongoing business and provide for greater transparency of supplemental information used by management in its financial and operational decision-making. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

Investors are encouraged to review the relevant slides reconciling the non-GAAP financial measures intended to be used in the conference call to the most comparable GAAP measure.




FY06 Q2 Highlights

- Revenues were $697.3 million, up 7.0% from the prior year and 5.7% sequentially

- New orders were $703.4 million, up 15.7% from the prior year and 1.5% sequentially

- Earnings per share excluding restructuring charges* were $0.34

- SG&A as a % of sales declined to 22.9%

- Gross margins were 34.7%, up from 34.3% in the prior quarter

- Inventory improved by 2 days in the quarter




* See page 6 for a reconciliation to the most directly comparable measure calculated in accordance with GAAP

Financial Summary

(US$ in millions, except per-share data)

	December Quarter
Net Sales	$697.3
Currency Translation	$(9.9)
Local Increase	8.5%
Gross Profit	34.7%
SG&A %	22.9%
Restructuring Charge	$6.5
Equity Income	$3.4
Interest Income	$2.7
Other Income	$0.1
Pretax Return	11.7%
Effective Tax Rate	28.5%
Net Income	$58.5
% of Sales	8.4%
E.P.S.	$0.31
Average Shares Outstanding	187,648




GAAP to Non-GAAP Reconciliation

	Historical Three Months Ended December 31, 2005
GAAP Earnings Per Share	$0.31
Restructuring Charge (1)	$0.03
Non-GAAP Earnings Per Share (excluding restructuring charge)	$0.34

(1) The Company recorded a pre-tax charge of $6.5 million relating to restructuring costs in the second quarter of fiscal 2005 ($5.0 million after-tax) related to the facility closures and related matters, including estimated severance and other employee-related costs, previously disclosed in the Company's Form 8-K/A filed on May 10, 2005 and updated in the Company's Form 8-K filed on July 26, 2005.




Backlog
(US$ in millions)

December 2005	$297.5
December 2004	$285.7
% Change	4.1%
At December 2004 Rates	$309.6
% Change	8.4%
September 2005	$288.0
% Change	3.3%




Stock Buy Back
(US$ in millions)

	Shares	Amount
December Quarter		
MOLX	480,000	$12.9
MOLXA	1,230,000	$32.1
Total December Quarter	1,710,000	$45.0
From Current Authorization		
MOLX	1,448,000	$38.3
MOLXA	4,630,000	$91.4
Total	6,078,000	$129.7
Authorization Ending December 31, 2006		$250.0
Amount Remaining		$120.3




Regional Revenue Growth

Dec. Quarter	Local Currency	USD
Americas	14.3%	15.9%
FEN	1.8%	(3.1)%
FES	14.6%	15.0%
Europe	(3.4)%	(8.9)%
Total	8.5%	7.0%




Growth Rates By Industry*
December Quarter

	Compared with	
	Prior Qtr	Prior Yr Qtr
Consumer	11%	12%
Mobile Phone	10%	20%
Telecom Infrastructure	0	35%
Data	0	2%
Automotive	-1%	13%
Industrial	2%	-1%




* Note: best estimate containing certain management allocations

Bookings
(US$ in millions)



	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06
Bookings	$607.8	$608.0	$651.6	$693.3	$703.4




Non-GAAP EBITDA Reconciliations*
(US$ in millions)

	December 31, 2005	% of Revenue
Net Income	$ 58.5	
Interest Income, Net	$ (2.7)	
Income Taxes	$ 23.3	
Depreciation and Amortization Expense	$ 52.0	
EBITDA*	$131.1	18.8%
Restructuring Expenses	$ 6.5	
Adjusted EBITDA*	$137.6	19.7%

*"EBITDA" and "Adjusted EBITDA" are non-GAAP financial measures. EBITDA represents earnings before interest, taxes, depreciation and amortization, and Adjusted EBITDA represents EBITDA excluding restructuring expenses (see footnote 1 on page 5). Management believes that EBITDA and Adjusted EBITDA are useful measures, along with other measurements under GAAP, for evaluating the operating performance of the Company and is a conventionally used financial indicator. However, in no event should EBITDA or Adjusted EBITDA be considered as an alternative to net income or any other GAAP measure as an indicator of our performance. Nor should EBITDA or Adjusted EBITDA be considered as an alternative to cash flows provided by operating activities as an indicator of cash flows or a measure of liquidity.




Balance Sheet and Operating Metrics
(US$ in millions)

	Dec 31, 2005	Sept 30, 2005
Cash	$419.8	$423.2
Accounts Receivable	$585.7	$565.0
Inventory	$312.5	$305.8
Total Debt	$8.7	$8.8
Receivable Days Outstanding	72 days	72 days
Inventory Days Outstanding	70 days	72 days
Capital Expenditures	$67.1	$64.1
Depreciation and Amortization	$52.0	$54.7
R&D	$35.7	$34.6




Revenue Trend
(US$ in millions)



Q2 05	Q3 05	Q4 05	Q1 06	Q2 06
$651.8	$612.8	$643.8	$659.8	$697.3




Gross Margin Trend





SG&A Expense Trends
(% of revenue)





Return on Invested Capital





Receivable Days Outstanding





Inventory Days Outstanding



Q2 05	Q3 05	Q4 05	Q1 06	Q2 06
70	75	70	72	70




Fiscal Third Quarter Guidance and GAAP to Non-GAAP Reconciliation

Forward-looking statement

Estimated Sales	$690 to $710 million
Estimated GAAP Earnings Per Share	$0.28 to $0.30
Estimated Restructuring Charge (1)	$0.02
Estimated Non-GAAP Earnings Per Share (1) (excluding estimated restructuring charge)	$0.30 to $0.32

(1) The restructuring charge is related to the facility closures and related matters, including estimated severance and other employee-related costs, previously disclosed in the Company's Form 8-K/A filed on May 10, 2005 and updated in the Company's Form 8-K filed on July 26, 2005.




Fiscal 2006 Guidance and GAAP to Non-GAAP Reconciliation

Forward-looking statement

Estimated Sales	$2.725 to $2.800 billion
Estimated GAAP Earnings Per Share	$1.15 to $1.19
Estimated Restructuring Charge (1)	$0.08
Estimated Non-GAAP Earnings Per Share (1) (excluding estimated restructuring charge)	$1.23 to $1.27

(1) The restructuring charge is related to the facility closures and related matters, including estimated severance and other employee-related costs, previously disclosed in the Company's Form 8-K/A filed on May 10, 2005 and updated in the Company's Form 8-K filed on July 26, 2005.







